EXHIBIT 99.1

Electra Provides Update on 2024 Activities and Files 2024 Financials

TORONTO, March 31, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today confirmed the filing of their consolidated financial statements for the three months and year ended December 31, 2024, on Friday, March 28, 2025, and provides an update on its 2024 activities.

“2024 was an important year for Electra as we built momentum across all areas of our business,” said Trent Mell, CEO of Electra. “With more than US$50 million in non-dilutive funding arranged to date, including committed and conditional capital, we are making strides towards resuming construction and commissioning of North America’s first, and only, cobalt sulfate refinery. This funding amounts to the majority of the total capital required to complete construction.”

Mell continued, “We also made tremendous progress in our battery recycling program last year, having now successfully produced high-purity lithium carbonate and a nickel and cobalt product from black mass that meets and exceeds market specifications. Our joint venture with the Three Fires Group, Aki Battery Recycling to establish a primary treatment facility to process batteries into a steady source of black mass feed for our refinery represents the next phase in our commitment to sustainable innovation.

“Our exploration efforts in the Idaho Cobalt Belt continue to uncover promising opportunities, including newly identified zones of mineralization and the addition of nearly 100 fully permitted drill pads,” Mell concluded. “This progress reinforces the value of our strategic land position in one of North America's most prospective regions for critical minerals—aligned with growing U.S. priorities around domestic supply chain security.”

Electra CFO, Marty Rendall added, “Our success in attracting strategic capital and government-backed funding reflects the strength of Electra’s business model and our commitment to disciplined capital management. With most long-lead equipment delivered, we are well positioned to complete construction of our refinery. Completion of full project financing will create a clear path to positive free cash flow and unlock long-term value.”

Refinery Project Highlights and Developments

To date, Electra has arranged US$54 million in non-dilutive funding, including US$34 million in government support – comprised of both a binding contract and a non-binding letter of intent – and a US$20 million strategic investment proposal. The Company completed a re-baseline engineering report in the second quarter of 2023 to assess remaining refinery scope, construction schedule, and capital expenditures. The report estimated the capital cost to complete the cobalt refinery at approximately US$60 million, excluding first fills and commissioning costs. Additional non-dilutive funding options are in active development.

  Most of the critical equipment needed for completion of the cobalt sulfate refinery, such as pressure vessels, tanks, and structural steel, have been delivered to the refinery complex in Ontario.
  A cobalt supply agreement with LG Energy Solution is in place and Electra will supply LG Energy Solution with 19,000 tonnes of battery grade cobalt over a five-year period beginning in 2025.
  Electra also signed a letter of intent in April of 2024 with Eurasian Resources Group S.A.R.L. (“ERG”) for long-term supply of ERG’s cobalt hydroxide to the refinery. With the ERG agreement and Electra’s existing agreement with Glencore AG, the Company has sufficient cobalt hydroxide feed material to meet the refinery’s annual capacity, sourced from the largest non-Chinese cobalt producers in the world.

Black Mass Recycling Highlights

During a year-long plant-scale recycling program of black mass material in 2023, believed to be the first in North America, Electra successfully recovered critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the lithium-ion battery supply chain using Electra’s proprietary hydrometallurgical process. Ongoing efforts have continued to move this initiative forward:

  Recovery rates for all targeted metals improved during the recycling trial, with recovery for manganese improving by more than 50% from results achieved in a lab setting and the metal content in the MHP increasing 5 to 10% over the course of the trial. An increase in metal content results in a higher value saleable product, thereby improving the potential economics of continuous recycling operations.
  In September 2024, Electra successfully achieved greater than 99% purity, or technical grade, lithium carbonate product. Electra has also produced a mixed hydroxide precipitate (MHP), at contained metal grades for nickel and cobalt above quoted market specifications. These results further bolster the Company’s ability to produce high-quality, technical and battery-grade products from its black mass recycling project.
  Also in September 2024, the Company announced a joint venture with Indigenous-owned Three Fires Group, forming Aki Battery Recycling to responsibly recycle lithium-ion battery scrap. Aki will source and process battery waste from manufacturers at a future southern Ontario facility, producing black mass to be sold to Electra’s refinery for recovery of lithium, nickel, cobalt and other critical minerals using Electra’s proprietary hydrometallurgical process.
  In January 2025, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery in Ontario. The study will build on the technology and expertise accumulated during the black mass recycling trial, and a 2023 scoping study Electra completed to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex.

Ongoing work on the recycling initiative is supported in part by a C$5 million contribution from Natural Resources Canada announced in June 2024 to support the development of its proprietary battery materials recycling technology, accelerating the next phase of its recycling project to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations.

Idaho Copper-Cobalt Property Highlights

Electra holds a significant land position in the Idaho Cobalt Belt, including the Iron Creek deposit, the highly prospective Ruby target area and the CAS Property option, which expands Electra’s footprint and opens the door for potential collaboration with gold-focused explorers. The Idaho properties consist of mining patents and exploration claims over an area of 73.15 km2 and cover the strike extent of strata hosting the cobalt-copper sulfide mineralization.

  In July 2024, the Company announced that its 2023 field program on an unexplored boundary area of certain claims of the Idaho properties discovered a previously unknown copper surface showing, the Malachite Hill Copper Showing. Electra also signed an amendment to the Redcastle Agreement to extend its two main exploration expenditure commitments by two years, to 2026 and 2028 respectively.
  In February 2025, the Company provided an update on its exploration efforts at the CAS Property in the Idaho Cobalt Belt, U.S.A. Recent and historical data from CAS highlight high-grade gold values over significant intervals and underscore the growing importance of the CAS Property to Electra’s Idaho exploration strategy. Between 2003 and 2006, over 2,600m of drilling was conducted over on the CAS Property, identifying significant gold values. Copper-rich massive sulfide boulders were also discovered nearby, but despite previous exploration the bedrock source of this style of mineralization has not been found. The most notable highlights from previous drilling include high grade gold and cobalt values:

    IC03-02 6.2m from 77.4m at 8.3 g/t Au and 0.51% Co
    IC03-03 1.5m from 72.8m at 8.5 g/t Au and 0.54% Co
    IC03-04 4.6m from 128.0m at 8.3 g/t Au and 0.34% Co
    IC03-07 3.0m from 41.1m at 9.2 g/t Au and 0.08% Co

Late in 2024, Electra secured a 10-year exploration permit for its properties in the Idaho Cobalt Belt, covering 91 designated drill pad locations and hundreds of potential drill targets.

Other Corporate Highlights

  In February 2025, Electra announced the appointment of Alden Greenhouse to the Company’s board of directors. Mr. Greenhouse is currently the Vice-President, Critical & Strategic Minerals for Agnico Eagle Mines Limited, a leading Canadian mining company with global operations. Mr. Greenhouse has subsequently been appointed as Chair of the Audit Committee.

    On March 24th, 2025, the Company announced it intends to complete a non-brokered private placement to raise aggregate gross proceeds of up to US$3.5 million. On March 25, 2025, the Company announced the 2025 Offering was fully subscribed and allocated.
    Various agreements entered into with the holders of its senior secured debt during 2024 and 2025 resulted in payment of interest through the issuance of equity or debt and the deferral of interest through to February 2027.
    On December 31, 2024, the Company’s cash position was C$3.7 million.

Electra’s current priority is recommissioning and expanding its refinery, and its long-term vision including additional phases to potentially provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market:

  Completion of the recommissioning of the refinery to produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide.
  12-month permit amendment process and expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery grade cobalt sulfate, reaching the nameplate capacity of the crystallization circuit.
  Recycling of black mass, recovering lithium, nickel, cobalt and other critical metals, supported by a planned joint venture with the Three Fires Group to collaborate to source battery waste and produce black mass for refining at Electra’s refinery.
  Expansion to add additional North American cobalt sulfate production capacity and a strategically located nickel sulfate plant.

The Company’s 2024 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials

Electra is a processor of low-carbon, ethically sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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